UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building

Zhuzilin, Futian District

Shenzhen, Guangdong, 518040

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2021	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1

English translation of Share Acquisition Agreement, dated March 17, 2021, by and among the Company, Biznest Internet Technology Co., Ltd., Taoping New Media Co., Ltd. and shareholders of Taoping New Media Co., Ltd.

99.2	Press Release, dated March 19, 2021